Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2008

Mr. James A. Fine
Chief Financial Officer
Investors Title Company
121 North Columbia Street
Chapel Hill, NC   27514

Re: Investors Title Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 9, 2007
File No. 0-11774

Dear Mr. Fine:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief